Exhibit 99.1

AuRico Gold Announces Preliminary Second Quarter Production Results

Reports Eighth Consecutive Quarter of Record Production

Young-Davidson Delivers a 14% Increase in Quarterly Production

TORONTO, July 16, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announces preliminary second quarter production results.  All amounts are in U.S. dollars unless otherwise indicated. (Results for the second quarter 2014 are estimates only and are subject to change.)

AuRico is reporting its eighth consecutive quarter of record company-wide gold production driven by record production from the cornerstone Young-Davidson mine. Period-over-period production growth is expected to continue going forward, underpinned by the ongoing ramp-up in production at the Young-Davidson mine located in northern Ontario.

Company Wide Quarterly Production Growth

Preliminary 2014 Second Quarter Operational Results

	Q1/13	Q2/13	Q3/13	Q4/13	Q1/14	Q2/14[1]
Young-Davidson
Gold ounces produced[2]	28,281	29,252	30,099	33,106	35,104	40,166
Underground cash costs per gold ounce	-	-	-	$663	$808	$803
Open pit cash costs per gold ounce	$694	$716	$666	$983	$1,350	$974
Total cash costs per gold ounce[3]	$694	$716	$666	$850	$1,009	$871
Underground mine
Tonnes mined per day	1,130	1,611	1,417	2,590	2,611	3,595
Grades (g/t)	2.7	2.5	2.8	3.1	2.8	3.3
Development metres	1,941	2,445	2,620	2,986	3,772	3,545
Mill processing facility
Tonnes processed per day	6,466	7,017	6,747	6,969	7,163	8,230
Grades (incl. open pit stockpile)	1.8	1.7	1.7	2.0	1.8	2.2
El Chanate
Gold ounces produced	17,889	18,751	18,804	16,420	19,110	16,032
Total cash costs per gold ounce[3]	$563	$602	$588	$615	$586	$618
Open pit tonnes mined per day	106,319	98,928	87,336	98,487	95,402	93,808
Consolidated Results
Gold ounces produced[2]	46,170	48,003	48,903	49,526	54,214	56,198
Total cash costs per gold ounce [3]	$635	$655	$628	$771	$870	$801
1.     Data provided for the second quarter 2014 are estimates only and subject to change.
2.     Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production in the underground mine on October 31, 2013.
3. Cash costs are prior to inventory net realizable value adjustments & reversals. For Young-Davidson, gold ounces for cash costs purposes include ounces produced for 2013, and ounces sold for 2014. For El Chanate and on a consolidated basis, gold ounces for cash cost purposes include ounces sold. Pre-production ounces produced at Young-Davidson are excluded from ounces produced as these ounces are credited against capitalized project costs when sold.

"We are pleased to report the Company's eighth consecutive quarter of record gold production and another record performance at the Young-Davidson mine where the operation continues to exceed expectations. With production levels ahead of plan and the related cost efficiencies being realized, we are increasingly confident that Young-Davidson will be generating positive free cash flow by the end of this year", stated Scott Perry, President and Chief Executive Officer. He continued, "Company-wide, we remain firmly on track to meet our annual 2014 production guidance and the Company remains well positioned with a solid balance sheet, a quality asset base, and a team that is committed to long-term shareholder value creation."

Young-Davidson Update

During the second quarter the Young-Davidson mine continued to deliver productivity improvements throughout the operation and reported its eighth consecutive quarter of record gold production.

•	The Young-Davidson mine recently established a new safety record by achieving 465 days of lost time incident free operations.
•	Record production of 40,166 gold ounces was reported in the quarter, representing an increase of 5,062 ounces, or 14%, over the prior quarter. The operation is expected to deliver additional period-over-period production increases going forward as the underground mine ramps-up to targeted levels.
•	Underground cash costs for the quarter were $803 per gold ounce and are expected to decline throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity. Total cash costs for the quarter, which includes the open pit mine and open pit stockpile, were $871 per gold ounce.
•	During the quarter, underground mine productivity exceeded planned levels and averaged approximately 3,595 tonnes per day at grades in-line with reserve grade estimates. With underground productivity currently at more than 90% of the year-end target, the operation is firmly positioned to achieve the year-end target of 4,000 tonnes per day and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	For the second full quarter of underground commercial production, unit mining costs were in-line with expectations at approximately $45 per tonne. Corresponding with the planned quarter-over-quarter increases in underground productivity, unit costs are expected to decrease steadily throughout the year to a year-end underground unit mining cost of approximately $40 per tonne.
•	During the quarter, the operation was able to fully utilize excess paste-fill capacity to accelerate the filling of additional mined out stopes to potentially accelerate the planned underground ramp-up schedule through earlier access to secondary stopes. The capacity of the paste-fill plant will fully support the underground ramp-up to 8,000 tonnes per day at the end of 2016.
•	During the quarter underground development advance continued to exceed planned levels with approximately 3,545 metres completed, an average of 39 metres per day. The Company will continue to focus on advancing underground development to best position the mine for sustainable, period-over-period, productivity increases in 2014 and beyond.
•	During the quarter, the mill facility significantly exceeded targeted levels and averaged of 8,230 tonnes per day, at planned recoveries of 88%.The higher throughput level during the quarter has firmly established a sustainable mill processing run rate of 8,000 tonnes per day going forward that will provide considerable flexibility as the underground mine continues to ramp up to its target of 8,000 tonnes per day at the end of 2016.
•	As planned, the short life open pit mine was fully depleted in early June. As a result, open pit mining activities have ceased and mining costs of approximately $3 million per month have been eliminated. Currently, approximately 3.2 million tonnes of open pit ore, at an average grade of approximately 0.80 grams per tonne, is stockpiled ahead of the mill facility for future processing. The open pit stockpile will supplement underground ore feed to the mill processing facility as the underground mine ramps up to targeted levels. As the related mining costs associated with the stockpile were expended in prior periods, processing of these ore tonnes will favourably augment the mine's free cash flow profile going forward.

El Chanate Update

•	At the end of the quarter, the El Chanate mine achieved 479 days of lost time incident free operations.
•	During the quarter the open pit mined an average of 93,808 tonnes per day.
•	Production in the quarter reflected higher than planned sequencing of lower grade benches primarily attributable to lower than planned mine contractor productivity. Operations are expected to increasingly shift to higher grade benches during the second half of the year.
•	Cash costs for the quarter were $618 per ounce, in-line with guidance levels.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves and the possible recalculation or reduction of reserves and resources; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed according to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or Ejido title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and ability to do so on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2014/07/16/20140716_C7903_DOC_EN_42141.pdf

%CIK: 0001078217

For further information:

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President and Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:15e 16-JUL-14